October 26, 2010

RE: Get cash now from your FSP 50 South 10th Street Corp. (“FSP”) investment.

Dear Investor,

Good news!  Now you can sell your FSP investment and regain control of your money.  Right now, MPF will pay you $50,000 per Share . Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for FSP to decide if or when you get your money back. But this offer expires on December 10, 2010, so you must act soon.

Why take advantage of this opportunity today?

•	Guarantee your cash now. Sell your investment now and protect yourself against future real estate market downturns.

•	Take advantage of our highest offer price to date. Our latest offer is 43% higher than the previous offer we made in 2009.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

•
Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

•
Eliminate the long and uncertain waiting period. Private and non-traded securities like FSP can be very difficult to sell. It can take weeks or months to find an interested buyer and FSP may continue to operate indefinitely! But now you can sell your Shares and get your money out.

•
Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

If you act today, you can get your cash now. We will mail your check within three business days after FSP confirms the transfer.

MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,

Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires December 10, 2010 (unless extended). So don’t delay. Fill out and mail in the FSP Assignment Form today so we can transfer the Shares and rush you a check.